

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 9, 2007

<u>Via U.S. Mail and Fax (480) 403-8302</u>
Robert W. McMartin
Chief Financial Officer
Circuit Research Labs, Inc.
1302 West Drivers Way
Tempe, AZ 85284

> **RE: Circuit Research Labs, Inc.**
> **Form 10-KSB/A for the fiscal year ended December 31, 2005**
> **Filed April 21, 2006**
>
> **File No. 0-11353**

Dear Mr. McMartin:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director